767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 27, 2014

VIA EDGAR TRANSMISSION

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             INC Research Holdings, Inc. Amendment No. 2
to Draft Registration Statement on Form S-1
Submitted September 9, 2014 (CIK No. 0001610950)

Dear Mr. Spirgel:

On behalf of our client, INC Research Holdings, Inc., a Delaware corporation (the “Company”), we are filing herewith electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001610950) (the “Registration Statement”).

Set forth below in bold is a summary of the Staff’s oral comments to the Company on October 22, 2014.  Immediately following the Staff’s comment is the Company’s response to the comment, including a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.

1.                                Please clarify the anticipated timing of entering into the new senior secured credit facilities, the basis for the assumed interest rate for the new term loans and whether the terms described in the Registration Statement are final.

The Company respectfully advises the Staff that it expects to enter into the amended and restated credit agreement concurrently with the closing of the IPO.  The marketing of the new senior secured credit facilities is currently ongoing and commitments will be due from lenders on October 30, 2014.  The Company respectfully advises the Staff that it expects to launch the offering on October 27, 2014, price on November 6, 2014 and close on November 13, 2014.  As a result of the timing of the loan commitments, the Company expects to know the final terms of the credit facilities well in advance of pricing the IPO.   To the extent there are any material changes to the terms that disclosed in the preliminary prospectus, the Company intends file a pre-effective amendment to the Registration Statement to reflect any revised terms.  The Company expects to file the executed credit agreement with an 8-K shortly following the closing of the IPO.  In addition, the Company has revised the Registration Statement in response to the Staff’s comment.  See pages 2, 9, 52, 61-62, 82, 85, 94-95 and 142-145.

2.                                Please confirm that the audit report letter contained in the Registration Statement will be signed and dated as to the subsequent event note referred to therein by the Company’s independent registered public accounting firm.

The Company respectfully confirms to the Staff that it intends to file a pre-effective amendment to the Registration Statement that includes an audit report letter that is signed and dated as to the subsequent event note referred to therein.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:                                Christopher L. Gaenzle, Esq.

Chief Administrative Officer, General Counsel and Secretary

INC Research Holdings, Inc.